Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the year ended December 31,
	2011	2010	2009	2008	2007

Continuing operations earnings before income taxes (1)	$858,101	$686,534	$504,554	$571,861	$963,212
Fixed charges	110,401	91,450	96,300	108,484	91,607
Earnings before income taxes and fixed charges	$968,502	$777,984	$600,854	$680,345	$1,054,819

Fixed charges:
Interest expense	$99,062	$80,418	$84,875	$96,386	$82,217
Portion of rental expense representative of interest factor (2)	11,339	11,032	11,425	12,098	9,390
Total fixed charges	$110,401	$91,450	$96,300	$108,484	$91,607

Ratio of earnings to fixed charges	8.8	8.5	6.2	6.3	11.5

(1) The ratios for 2008-2005 have been adjusted to reflect the discontinued operations of First Health Services Corporation as discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 in Note D, Discontinued Operations, to the consolidated financial statements included in Item 8, Financial Statements and Supplementary Data.

(2) One-third of net rent expense is the portion deemed representative of the interest factor.